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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                   -----------

                           BETHLEHEM STEEL CORPORATION
                                (Name of Issuer)

                                   -----------

Common Stock, $1.00 par value per share                       087509105
   (Title of class of securities)                          (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 4, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 pages)

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#790978 v4

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CUSIP No. 087509105                                           13D                      Page 2 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENWAY PARTNERS, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3714238
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                           1,725,600
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                      1,725,600
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0

----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                           1,725,600
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.3%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  -----------------------------------------------------------------------------------------------------------


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CUSIP No. 087509105                                           13D                      Page 3 of 15 Pages
-----------------------------------------------------                       --------------------------------------------------------

----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENTREE PARTNERS, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3752875
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, 00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                            126,000
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                       126,000
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0
----------------------  ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                            126,000
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT
                        IN ROW (11):                                                                                less than 0.1%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  ------------------------------------------------------------------------------------------------------------


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CUSIP No. 087509105                                           13D                      Page 4 of 15 Pages
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----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENHOUSE PARTNERS, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793447
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, AF, 00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                               0
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         1,725,600
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    1,725,600
----------------------  ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             1,725,600
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.3%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  ------------------------------------------------------------------------------------------------------------

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CUSIP No. 087509105                                           13D                      Page 5 of 15 Pages
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----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENHUT  L.L.C.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793450
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, AF, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                               0
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                          126,000
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                     126,000
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                              126,000
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT
                        IN ROW (11):                                                                                less than 0.1%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        OO
----------------------  -----------------------------------------------------------------------------------------------------------


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CUSIP No. 087509105                                           13D                      Page 6 of 15 Pages
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----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENBELT CORP.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3791931
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                           3,404,200
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                      3,404,200
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0
----------------------  ------------------     -------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             3,404,200
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   2.6%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        CO
----------------------  ------------------------------------------------------------------------------------------------------------


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CUSIP No. 087509105                                           13D                      Page 7 of 15 Pages
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----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENSEA OFFSHORE, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Cayman Islands
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                           1,445,000
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                      1,445,000
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             1,445,000
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.1%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  -----------------------------------------------------------------------------------------------------------


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CUSIP No. 087509105                                           13D                      Page 8 of 15 Pages
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----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENHUT OVERSEAS, L.L.C.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3868906
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, AF, 00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                               0
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         1,445,000
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    1,445,000
----------------------  ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             1,445,000
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.1%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        OO
----------------------  ------------------------------------------------------------------------------------------------------------

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CUSIP No. 087509105                                           13D                      Page 9 of 15 Pages
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----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         ALFRED D. KINGSLEY
                        S.S. OR I.R.S. IDENTIFICATION NO.
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             PF, AF, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                            527,000
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         6,700,800
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                       527,000
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    6,700,800
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             7,227,800
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   5.5%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        IN
----------------------  -----------------------------------------------------------------------------------------------------------

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CUSIP No.087509195                                            13D                      Page 10 of 15 Pages
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----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GARY K. DUBERSTEIN
                        S.S. OR I.R.S. IDENTIFICATION NO.
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             PF, AF, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)            [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                            75,000
          SHARES

                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         6,700,800
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                       75,000
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    6,700,800
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             6,775,800
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   5.2%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        IN
----------------------  -----------------------------------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

                     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Shares"), of Bethlehem Steel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1170 Eighth Avenue, Bethlehem, Pennsylvania 18016.

ITEM 2. IDENTITY AND BACKGROUND.

                     This Statement is being filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway, Greentree and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of both Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10017. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

                     Messrs. Kingsley and Duberstein are both citizens of the United States.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Greenway purchased an aggregate of 1,725,600 Shares for total consideration (including brokerage commissions) of $17,501,797 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co. Inc., Smith Barney and Daiwa Securities America Inc.

                     Greentree purchased an aggregate of 126,000 Shares for total consideration (including brokerage commissions) of $1,029,862 derived from the capital of Greentree and margin indebtedness from Bear Stearns & Co. Inc.

                     Greensea purchased an aggregate of 1,445,000 Shares for total consideration (including brokerage commissions) of $15,533,738 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.

                     Accounts managed by Greenbelt purchased an aggregate of 3,099,200 Shares for total consideration (including brokerage commissions) of $33,531,958 derived from capital in the managed accounts and margin indebtedness from Bear, Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers.

                     Kingsley purchased an aggregate of 527,000 Shares for total consideration (including brokerage commissions) of $4,999,093 and margin indebtedness from Bear Stearns & Co., Inc. and CS First Boston.

                     Duberstein purchased an aggregate of 75,000 Shares for total consideration (including brokerage commissions) of $715,823.


ITEM 4.              PURPOSE OF THE TRANSACTION

                     The Reporting Persons have acquired the Shares because, in their opinion, such Shares are undervalued by the market at the present time under the present circumstances.

                     The Reporting Persons may communicate with other shareholders and interested parties concerning the Company. The Reporting Persons have had discussions with members of management of the Company concerning the Company in general and intend to communicate with members of management and their advisers in the future.

                     The Reporting Persons believe that management has done a commendable job so far in restructuring the Company. In addition, the Company has recently entered into a five-year labor accord that, in the Reporting Persons' view, will benefit the Company and its shareholders and employees. The Reporting Persons also believe that further consolidation in the domestic steel industry is desirable and should occur at an accelerated pace as is happening among foreign steel producers and very recently, among aluminum producers.

                     The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 7,302,800 Shares constituting 5.6% of the outstanding Shares (the percentage of Shares owned being based upon 130,839,939 Shares outstanding at July 30, 1999, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                                                     Approximate
                      Number of                     Percentage of
Name                   Shares                    Outstanding Shares
----                   ------                    ------------------

Greenway             1,725,600                          1.3%
Greentree              126,000                less than 0.1%
Greenbelt            3,404,200                          2.6%
Greensea             1,445,000                          1.1%
Kingsley               527,000                          0.4%
Duberstein              75,000                less than 0.1%

                     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares that Greenway may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares that Greenhut may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares that Greenhut Overseas may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Each of Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares that Greenbelt beneficially owns. Each of Kingsley and Duberstein hereby disclaims beneficial ownership of such Shares for all other purposes.

                     (b) Greenway has the sole power to vote or direct the vote of 1,725,600 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greentree has the sole power to vote or direct the vote of 126,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greensea has the sole power to vote or direct the vote of 1,445,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greenbelt has the sole power to vote or direct the vote of 3,404,200 Shares and the sole power to dispose or direct the disposition of such

Shares. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Kingsley has the sole power to vote or direct the vote of 527,000 Shares and the sole power to dispose or direct the disposition of such Shares.

                     Duberstein has the sole power to vote or direct the vote of 75,000 Shares and the sole power to dispose or direct the disposition of such Shares.

                     (c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 attached hereto, which is incorporated herein by reference.

                     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except the dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt or held by Greenland will be delivered into each such respective account or Greenland, as the case may be. Neither any such individual account nor Greenland has an interest in more than five percent of the class of outstanding Shares.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the respective partnership agreements of Greenway and Greentree each contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. The Memorandum of Association of Greenland contains provisions whereby Greenbelt, as its investment advisor, will receive annually a percentage of realized and unrealized profits, if any, derived from Greenland's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibit is filed herewith:

                  1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

                  2.       Joint Filing Agreement.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES


                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:     August 16, 1999


GREENHOUSE PARTNERS, L.P.              GREENWAY PARTNERS, L.P.

                                       By: Greenhouse Partners, L.P., its
By: /s/ Gary K. Duberstein                 general partner
    ------------------------------
    Gary K. Duberstein, general
    partner                                By: /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, general
                                               partner

GREENHUT, L.L.C.                       GREENTREE PARTNERS, L.P.

                                       By: Greenhut, L.L.C., its general
By: /s/ Gary K. Duberstein                  partner
    ------------------------------
    Gary K. Duberstein, Member
                                           By: /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.              GREENSEA OFFSHORE, L.P.

                                       By: Greenhut Overseas, L.L.C., its
By: /s/ Gary K. Duberstein                 investment general partner
    ------------------------------
    Gary K. Duberstein, Member
                                           By: /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, Member

                                       GREENBELT CORP.

                                       By: /s/ Alfred D. Kingsley
                                           -------------------------------------
                                             Alfred D. Kingsley, President


                                           /s/ Alfred D. Kingsley
                                           -------------------------------------
                                           Alfred D. Kingsley


                                           /s/ Gary K. Duberstein
                                           -------------------------------------
                                           Gary K. Duberstein

                                  EXHIBIT INDEX



    EXHIBIT NO.                   DESCRIPTION
    -----------                   -----------

         1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

         2.       Joint Filing Agreement.